Lianhe Sowell International Group Ltd

Shenzhen Integrated Circuit Design Application Industry Park

Unit 505-3, Chaguang Road No. 1089

Nanshan District, Shenzhen, China

February 4, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Uwem Bassey

Re:	Liane Sowell International Group Ltd

Amendment No. 3 to Registration Statement on Form F-1

Filed December 26, 2024

File No. 333-279303

Dear Mr. Uwem Bassey:

Lianhe Sowell International Group Ltd. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 2, 2025 (the “Letter”) regarding the Company’s registration statement on Form F-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 4. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-1

Risk Factors

The implementation of our expansion plan may not be successful and may lead to increases in our costs and expenses..., page 25

1.	We note your revised disclosures in response to prior comment 1 where you indicate that the $10 million initial investment to establish a preliminary in-house production and assembly line for the robots will be covered with 45% of the proceeds from this Offering. If such proceeds are less than $10 million, such amount will be supplemented by potential bank loans or other financial options. Based on your current pricing information, it appears that only $2.9 million of the net proceeds will be used to fund the initial $10 million investment. Please revise your disclosures here to indicate as such. In addition, clarify whether you have secured any bank loans or other options to fund this investment and if not, revise to include a discussion of the risk to your business plan if you are unable to obtain such financing. Similar revisions should be made to your Liquidity disclosures on page 68 and your Manufacturing discussion on page 98.

Response: In response to the Staff’s comments, we revised on pages 27, 31, 74, 93, and 105 of Amendment No.4.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

February 4, 2025

Because our initial public offering price is substantially higher than our net tangible book value per share..., page 55

2.	Your disclosures here refer to dilution of $4.72 per Ordinary Share (or $4.70 per Ordinary Share if an over-allotment option is exercised in full). However, your disclosures on page 62 refer to dilution per Ordinary share of $4.24 and $4.22, respectively. Please revise here to correct this apparent inconsistency.

Response: In response to the Staff’s comments, we revised on page 57 of Amendment No.4.

Capitalization, page 61

3.	Please revise to ensure the “As Adjusted (Over-allotment option not exercised)” column in this table properly foots. In this regard, it appears the additional paid-in-capital line has an incorrect amount.

Response: In response to the Staff’s comments, we revised on page 63 of Amendment No.4.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna J. Wang, Esq. of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Yue Zhu
Yue Zhu

cc:	Anna J. Wang, Esq.